NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Aventine Renewable Energy Holdings, Inc., (the 'Company') from listing and registration on the Exchange at the opening of business on April 24, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the NYSE continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $15 million. This $15 million level is temporarily in effect (compared to the historical $25 million). Prior to the NYSE's February 26, 2009 rule filing submitted to the Securities and Exchange Commission ('SEC') to temporarily suspend the $1.00 minimum share price requirement, the Company had previously been notified that it had fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15,000,000, regardless of the original standard under which the issuer listed. 2. The Exchange, on March 23, 2009, determined that the Common Stock should be suspended from trading before the opening of the trading session on March 30, 2009, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on March 19, 2009 and by letter on March 24, 2009. 3. Pursuant to the above authorization, a press release was issued on March 23, 2009, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on March 23, 2009 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on March 30, 2009. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.